Texas United Bancshares, Inc. and
Bryan-College Station Financial Holding Company
Announce Merger

        Bryan, Texas - November 5, 2001, Texas United Bancshares, Inc. ("Texas United"), the holding company of State Bank and Central Texas Bank, and the Bryan-College Station Financial Holding Company ("Bryan") (OTCBB:BCSF), the holding company of First Federal Savings Bank, Bryan Texas, announced today a definitive agreement for Texas United to acquire Bryan and to merge their respective banking operations. Upon the completion of the merger, Bryan will be merged into Texas United and First Federal Savings Bank will be merged into State Bank. The combined banking operation will have total assets of $493 million and deposits of $432 million with 17 branch locations serving central and south central, Texas.

        This merger will combine two bank operations, which geographically compliment each other with no direct overlap. As a result, all branches will remain open.

        The agreement provides that the shareholders of Bryan will receive .31579 shares of Texas United common stock for each Bryan common share in a tax-free exchange. Texas United will issue 148,865 shares of stock to complete the merger. The merger is valued at approximately $2.8 million or 3 time Bryan's book value based on the $19.00 fair market value of Texas United common stock as of September 30, 2001, resulting in an implied price of $6.00 for each share of Bryan common stock. The transaction has been structured as a tax-free exchange and will be accounted for under the purchase method of accounting.

        Texas United Bancshares, Inc., headquartered in LaGrange, Texas, with 14 branch offices, had $410 million in assets and $356 million in deposits as of September 30, 2001. The Bryan-College Station Financial Holding Company, headquartered in Bryan, Texas, with 3 branch offices, had $89 million in assets and $76 million in deposits as of September 30, 2001.

        Established in 1965, First Federal is predominantly a residential mortgage lender, originating loans primarily in Bryan-College Station and the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington. First Federal's savings and lending philosophy complements that of Texas United. Both institutions believe in acquiring local deposits to lend back into the communities they serve.

        L. Don Stricklin, President and Chief Executive Officer of Texas United said, " The merger of Texas United and Bryan is a good fit. It exemplifies our mutual commitment to providing community banking services to the customers of each institution. Geographically, it allows Texas United to enter into the Bryan-College Station market."

        Gary Snoe, Chairman of the Board of Directors of Bryan, summarized the announcement, "We believe the transaction will be beneficial to our shareholders, customers, employees and the communities we serve. Our merger with Texas United provides an attractive price for their shares to our shareholders, as well as the opportunity to share in Texas United's growth. Our customers will continue to receive the same high quality of service to which they are accustomed while benefiting from the expanded product lines resulting from the combination with Texas United."

        The merger is expected to be completed in the first quarter of 2002, subject to regulatory approval and approval by Bryan shareholders.

FORWARD LOOKING STATEMENTS

        When used in this press release or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "significantly" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Texas United and Bryan wish to caution readers not to place undue reliance on any forward-looking

1
NEXT PAGE

statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors could affect the combined banking operations' financial performance and could cause the combined companies' actual results for future periods to differ materially from those anticipated or projected.

        Texas United and Bryan do not undertake, and specifically disclaim, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

ADDITIONAL INFORMATION

        Texas United and Bryan will be filing relevant documents concerning their merger with the Securities and Exchange Commission (the "Commission"). We urge investors to read these documents because they contain important information. Investors will be able to obtain the documents free of charge at the Commission's website, www.sec.gov. In addition, documents filed with the Commission by Texas United will be available free of charge from Tom Adams Secretary of Texas United at 202 West Colorado Street, LaGrange, Texas 78945, telephone (979) 968-7261. Documents filed with the Commission by Bryan will be available free of charge from the Secretary of Bryan, 2900 Texas Avenue, Bryan, Texas 77802, telephone (979) 779-2900. Investors should read carefully the proxy statement/prospectus (when available) regarding the transactions referenced in this press release before making a decision concerning the merger.

        Bryan and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Bryan with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Bryan's proxy statement for its 2000 Annual Meeting of Stockholders. This document is available free of charge at the Commission's website at www.sec.gov and/or from Bryan.

CONTACTS:

Tom Adams
(979) 968-6251

2
NEXT PAGE